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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459


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                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 15, 2002


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                      Banco Santander Central Hispano, S.A.
             (Exact name of registrant as specified in its charter)


                              Plaza de Canalejas, 1
                               28014 Madrid, Spain
                     (Address of principal executive office)


                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                 Form 20-F  X                      Form 40-F
                          -----                             -----


                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
            also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes                                No   X
                          -----                             -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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                      Banco Santander Central Hispano, S.A.


                                TABLE OF CONTENTS


  Item
--------
   1. Press Release dated November 14, 2002 titled, "Santander Central Hispano Focuses Business in Peru".


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                                                                          ITEM 1

[Santander Central Hispano Logo]



                       SANTANDER CENTRAL HISPANO REFOCUSES
                                BUSINESS IN PERU

Madrid, November 14th 2002 - The Santander Central Hispano Group has reached agreement to sell its retail banking business in Peru to Banco de Credito del Peru, subject to authorisation from the Peruvian regulatory bodies. The operation will consist of a public share tender offer by Banco de Credito.

Santander will maintain its banking presence in Peru through more selective activities that will focus essentially on developing Corporate and SME Banking, Institutional Banking and Preferential Customer Banking. This will be done through specialised banking units that give clear added value to these businesses.

Likewise, the Santander Group will continue to boost its significant pension plan business in the country through AFP Union Vida, as well as its investment banking units Santander Investment and Santander S.A.B, Sociedad de Corretaje de Valores.

AFP Union Vida is Peru's second-largest pension fund manager, with more than 700,000 affiliates, a market share of 28% and assets under management in excess of US$1,090 million.

At the same time, Santander will maintain its activities in Peru linked to its Universia portal and Universities Programme, through which it collaborates with 59 Peruvian universities and the National Association of University Chancellors, covering 390,000 of the country's university students or 97% of the total.

Santander Central Hispano is among the world's leading banks in terms of stock market capitalisation. It is present in 42 countries with over 9,400 branches, 335 billion euros in assets and 426 billion in managed funds. In Latin America it is the leader in earnings, with US$1,050 million in net attributable income in the first nine months of 2002. It has 23 million customers in the region and 4,500 branches, the largest financial distribution network in Latin America.




Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370,
Fax: 3491.5226670/5581453

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Banco Santander Central Hispano, S.A.

Date:  November 15, 2002                   By:   /s/ Jose Antonio Alvarez
                                                 -------------------------------
                                                 Name:  Jose Antonio Alvarez
                                                 Title: Executive Vice President